UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1
TO

FORM S-8

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

FINANCIAL FEDERAL CORPORATION
(Exact name of registrant as specified in its charter)

Nevada	**88-0244792**
(State of incorporation)	(I.R.S. Employer Identification No.)

730 Third Avenue, New York, New York 10017
(Address of Principal Executive Offices) (Zip Code)

2006 Stock Incentive Plan
Amended and Restated 2001 Management Incentive Plan
(Full title of the plans)

Troy H. Geisser
Senior Vice President and Secretary
Financial Federal Corporation
730 Third Avenue
New York, New York 10017
(Name and address of agent for service)

(212) 599-8000
(Telephone number, including area code, of agent for service)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒   Accelerated filer ☐   Non-accelerated filer ☐   Smaller reporting company ☐

DEREGISTRATION OF SECURITIES

This Post-Effective Amendment No. 1 ("Post-Effective Amendment"), filed by Financial Federal Corporation, a Nevada corporation (the "Company"), pertains to shares of Company common stock, par value $0.50 per share ("Common Stock"), registered under the Registration Statement on Form S-8 (Registration Number 333-139318) filed by the Company on December 13, 2006 (the "Registration Statement") with the Securities and Exchange Commission, relating to the Company's 2006 Stock Incentive Plan and the Company's Amended and Restated 2001 Management Incentive Plan.

On November 22, 2009, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with People's United Financial, Inc., a Delaware corporation ("People's United"), providing for, among other things, the acquisition of the Company by People's United (the "Merger"). The Merger became effective on February 19, 2010 (the "Effective Time"), pursuant to a Certificate of Merger filed with the Secretary of State of the State of Delaware and Articles of Merger filed with the Secretary of State of the State of Nevada.

At the Effective Time, each outstanding share of the Company's Common Stock, other than shares owned by People's United or the Company, was cancelled and converted into the right to receive a combination of (i) one share of common stock of People's United and (ii) $11.27 in cash, without interest.

As a result of the Merger, the Company has terminated all offerings of its Common Stock pursuant to its existing registration statements, including the Registration Statement. The Company hereby removes from registration all shares of Common Stock registered under the Registration Statement that remain unsold as of the date of this Post-Effective Amendment.

Item 8. Exhibits.

The exhibits filed as part of this Post-Effective Amendment No. 1 to the Registration Statement are as follows:

Exhibit No.	Description of Exhibit
24.1**	Power of Attorney (included on signature page of the Registration Statement)

** Previously filed

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York on this 22nd day of February 2010.

FINANCIAL FEDERAL CORPORATION
(Registrant)

By: /s/ Troy H. Geisser
       Senior Vice President and Secretary

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 to the Registration Statement on Form S-8 has been signed by the following persons on February 22, 2010 in the capacities indicated.

Signature	Title
* Lawrence B. Fisher	Director
* Michael C. Palitz	Director
* Leopold Swergold	Director
* H.E. Timanus, Jr.	Director
* Michael J. Zimmerman	Director
/s/ Paul R. Sinsheimer Paul R. Sinsheimer	Chief Executive Officer, President and Director (Principal Executive Officer)
/s/ Steven F. Groth Steven F. Groth	Senior Vice President and Chief Financial Officer (Principal Financial Officer)
/s/ David H. Hamm David H. Hamm	Vice President and Controller (Principal Accounting Officer)

*By: /s/ Troy H. Geisser
     Troy H. Geisser,
     attorney-in-fact

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
24.1**	Power of Attorney (included on signature page of the Registration Statement)

** Previously filed